FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2011

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 3 November, 2011

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 3 November, 2011
                                         3rd Quarter Results

Exhibit 99

UNILEVER TRADING STATEMENT THIRD QUARTER 2011

EMERGING MARKETS AND PERSONAL CARE DRIVE CONTINUED STRONG GROWTH

Third Quarter turnover highlights

●	Turnover €12.1 billion driven by underlying sales growth ahead of the market at 7.8%, with price up 5.8% and volume growth of 1.9%. Negative currency impact of 4.8%.

●	Major SAP upgrade in North America brought sales forward into Q3 from Q4.

●	Strongly positive contribution to turnover growth from M&A at 2.2%; integration of the Sara Lee body care and Alberto Culver businesses largely complete.

●	Emerging markets up 13.1%.

●	Strong growth across all categories, in particular Personal Care at 11.3%.

Nine Months turnover highlights

●	Turnover €34.9 billion with underlying sales growth ahead of the market at 6.5%, with price up 4.3% and volume growth of 2.1%; growth in all categories and regions. Negative currency impact of 2.7%.

●	Growth powered by emerging markets up 11.2%, which now represent 53% of turnover.

Chief Executive Officer

"I am pleased to report another good quarterly performance, with particularly strong growth in Personal Care and the emerging markets, reinforcing our position as the emerging markets consumer goods company.

Growth was strong across all categories and helped by technology-based innovation, now routinely rolled out quickly to multiple markets. In addition we are increasingly driving the Unilever Sustainable Living Plan as an integral part of the way we do business.

We also continue to strengthen the portfolio through bolt-on acquisitions. The integration of Sara Lee and Alberto Culver has progressed well and we are beginning to leverage some of these brands into new markets - for example TRESemmé is already being launched in Brazil. In addition, the recently announced acquisition of Concern Kalina, the leading local Personal Care company in Russia, will significantly strengthen our business in this important market.

These results are especially encouraging against the backdrop of very uncertain consumer demand, hugely volatile commodity markets, natural disasters and geo-political uncertainty in many parts of the world. Even more so given we have taken pricing earlier than competition.

In this context it is more important than ever that we prioritise investment in our brands, our products and the supporting systems and infrastructure. Importantly in 2011, we have sought to mitigate the impact of commodity inflation on consumers by pricing to recover cost rather than to maintain margin. As a result of these factors we now expect underlying operating margin in 2011 to be flat to slightly down.

Our long term priorities remain: to deliver profitable volume growth ahead of our markets, steady and sustainable underlying operating margin improvement and strong cash flow."

OPERATIONAL REVIEW: CATEGORIES

	Third Quarter 2011				Nine Months 2011
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	12,115	7.8	1.9	5.8	34,903	6.5	2.1	4.3
Personal Care	4,111	11.3	6.2	4.8	11,347	7.5	3.8	3.6
Home Care	2,083	9.2	2.3	6.7	6,101	7.5	2.6	4.8
Savoury, Dressings & Spreads	3,480	6.2	(1.0)	7.3	10,314	5.4	(0.2)	5.6
Ice Cream & Beverages	2,441	4.0	(0.5)	4.6	7,141	5.5	2.5	3.0

Quarter 3 growth was ahead of our markets, driven by strong innovations and our continued drive to launch our existing brands into new markets. For example, Dove Men+Care is on track to achieve €200 million of sales in 2011 and Knorr jelly bouillon is now present in well over 30 markets. Market growth was solid, driven by increasing price. Market volume growth was generally subdued with negative growth in the developed world.

In advance of a major SAP upgrade in North America as part of the transition to the new regional platform, we brought sales forward into quarter 3 to safeguard customer service during the transition. The impact was to increase quarter 3 reported sales and volume growth by 80bps at the Group level. This effect will reverse in quarter 4.

Personal Care
Hair delivered robust growth with particularly strong performances from Dove, reflecting the success of the Damage Therapy and the Weightless Nutri-Oils innovations, as well as the re-launch of Clear. TRESemmé is now being launched in Brazil less than six months after the completion of the Alberto Culver acquisition.

Deodorants growth accelerated in the quarter and healthy market share gains were achieved. Axe Excite has now been launched into more than 60 markets and has established itself as one of the top performing variants. Dove Men+Care deodorant is performing well and we have launched Rexona and Axe in Kenya during the quarter.

Skin continues to reflect the success of Dove Nutrium and Dove Men+Care. Lux growth accelerated, reflecting the impact of the new Fine Fragrance Elixirs and 'Soft Skin' ranges, whilst Lifebuoy delivered growth and share gains as we rolled out the global hand-washing campaign. Vaseline delivered rapid growth in Asia in part due to the successful Vaseline for Men launch. Fair & Lovely grew strongly on the back of new packaging formats and male variants.

In oral we continued to rollout Close Up Fire Freeze and launched Prodent White Now, our first innovation behind the brand acquired from Sara Lee.

Home Care
Laundry delivered strong growth and market share performance underpinned by improved product quality and more consistent communication. In fabric cleaning, liquids continue to drive growth and the improved 'Dirt is Good' fabric cleaners with the built-in power of pre-treaters are now in almost 50 countries. Our fabric conditioners brands grew well despite strong competitive activity.

Household cleaning delivered solid growth, with Domestos benefiting from the success of the Extended Germ-Kill range in the UK. We also launched the Domestos System range in Poland and have continued to enter new markets, with ten launches so far in 2011, including the recent introductions of Domestos in Thailand and Cif in Peru.

Savoury, Dressings and Spreads
Savoury growth was driven by the emerging markets and successful extension of our innovations to new markets. Knorr jelly bouillon performed well and has recently been launched in the United States and Indonesia. The Knorr roasting bags are being rolled out aggressively and are contributing significant growth.

Whilst overall growth was healthy, spreads volumes were weak as a result of the price increases necessitated by higher input costs. Flora Pro.Activ Buttery and liquid margarines continued to perform well. Dressings benefited from the 'Inspire' campaign to encourage new uses of mayonnaise which helped drive growth and share gains.

Ice Cream and Beverages
Despite a strong performance in Latin America and Asia, Ice Cream growth was constrained by the unfavourable European weather in July. Cornetto Enigma and the launch of the Max range of children's ice cream in Europe both performed strongly. The extension of Magnum into the United States and Indonesia continued to exceed expectations, helping us compete for market leadership in the United States for the last three consecutive monthly periods. We have recently launched Magnum in Malaysia.

In tea, following the successful launch of PG Tips New Ones in the UK, we have now extended the innovative technology which captures the rich aroma and taste of the blend to Lipton Yellow Label in Russia. Our ranges of soy and fruit beverages continue to grow at strong double digit rates in the emerging markets.

OPERATIONAL REVIEW: REGIONS

	Third Quarter 2011				Nine Months 2011
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	12,115	7.8	1.9	5.8	34,903	6.5	2.1	4.3
Asia Africa CEE	4,883	12.4	5.0	7.1	14,199	10.2	5.0	4.9
Americas	4,016	9.1	2.1	6.9	11,384	6.6	0.9	5.6
Western Europe	3,216	(0.5)	(2.9)	2.4	9,320	0.7	(0.8)	1.5

Asia Africa CEE
The region delivered strong growth, ahead of the market, powered by China, India, Indonesia and Turkey. Competitive intensity remains high but we have responded by continuing to focus on in-market execution and rapid rollout of innovations. Natural disasters have impacted the Philippines and Thailand whilst Japan continues on the road to recovery after the earthquake and tsunami earlier in the year. Geo-political uncertainty in North Africa has also had an impact and has slowed growth in the sub-region. The rollout of the regional IT platform continues to make good progress with the Philippines, Pakistan and Bangladesh going live in the quarter.

The Americas
Growth in North America was flattered by the impact of the sales brought forward prior to the major SAP upgrade which took place at the end of the quarter. Adjusting for this impact, underlying sales growth was low single digit with positive price offset by negative volumes. This was particularly pronounced in foods. The markets were intensely competitive but despite this we saw good market share performances from our Personal Care, dressings and ice cream businesses. The integration of Alberto Culver is progressing to plan.

Growth in Latin America accelerated to more than 10%, driven by price but also reflecting robust volume growth. Brazil growth recovered after the trade-de-stocking which characterised the first half of the year and Argentina continued to post consistently strong growth. The integration of the Colombian Laundry business acquired at the end of July is proceeding well.

Western Europe
Despite the weak state of the market, our market share performance was robust both in volume and value terms. We gained value share in tea, ice cream, deodorants and laundry. Ice cream sales were constrained by the poor weather in July. France and the UK continue to perform well in terms of growth and market share. However conditions in southern Europe remain depressed. The integration of the Sara Lee body care business is now well advanced and on track.

Additional information

FINANCIAL POSITION

There has been no material change to the financial position of the company since the published 2011 interim financial statements.

DIVIDENDS

The Boards have declared a quarterly interim dividend for Q3 2011 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:                                       € 0.2250

Per Unilever PLC ordinary share:                                       £ 0.1924

Per Unilever N.V. New York share:                                     US$ 0.3066

Per Unilever PLC American Depositary Receipt:               US$ 0.3066

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 1 November 2011.

The quarterly interim dividends will be payable as from 14 December 2011, to shareholders registered at close of business on 11 November 2011. The Unilever N.V. ordinary shares and the Unilever PLC ordinary shares will go ex-dividend on 9 November 2011, and the NV New York shares and the PLC American Depositary Receipts will go ex-dividend on 8 November 2011.

US dollar checks for the quarterly interim dividend will be mailed on 13 December 2011, to holders of record at the close of business on 11 November 2011. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team		Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com
UK +44 20 7822 6010	trevor.gorin@unilever.com
or +44 20 7822 6605	paul.matthews@unilever.com
or +44 20 7822 6597	sandra.fontano@unilever.com
NL +31 10 217 4844	flip.dotsch@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

SEGMENT INFORMATION - CATEGORIES
(unaudited)

Third Quarter € million	Personal Care	Home Care	Savoury Dressings and Spreads	Ice Cream and Beverages	Total

Turnover
2010	3,546	1,981	3,564	2,457	11,548
2011	4,111	2,083	3,480	2,441	12,115
Change	15.9%	5.1%	(2.4)%	(0.6)%	4.9%
Impact of:
Exchange rates	(5.5)%	(5.3)%	(4.0)%	(4.8)%	(4.8)%
Acquisitions	10.8%	1.6%	0.4%	0.5%	4.0%
Disposals	(0.6)%	0.1%	(4.7)%	(0.1)%	(1.7)%
Underlying sales growth	11.3%	9.2%	6.2%	4.0%	7.8%
Price	4.8%	6.7%	7.3%	4.6%	5.8%
Volume	6.2%	2.3%	(1.0)%	(0.5)%	1.9%

Nine Months € million	Personal Care	Home Care	Savoury Dressings and Spreads	Ice Cream and Beverages	Total

Turnover
2010	10,246	5,772	10,474	6,951	33,443
2011	11,347	6,101	10,314	7,141	34,903
Change	10.7%	5.7%	(1.5)%	2.7%	4.4%
Impact of:
Exchange rates	(3.2)%	(2.8)%	(2.0)%	(2.8)%	(2.7)%
Acquisitions	6.8%	1.2%	0.2%	0.4%	2.5%
Disposals	(0.3)%	(0.1)%	(4.8)%	(0.3)%	(1.7)%
Underlying sales growth	7.5%	7.5%	5.4%	5.5%	6.5%
Price	3.6%	4.8%	5.6%	3.0%	4.3%
Volume	3.8%	2.6%	(0.2)%	2.5%	2.1%

SEGMENT INFORMATION - REGIONS
(unaudited)

Third Quarter € million	Asia Africa CEE	Americas	Western Europe	Total
Turnover
2010	4,598	3,774	3,176	11,548
2011	4,883	4,016	3,216	12,115
Change	6.2%	6.4%	1.3%	4.9%
Impact of:
Exchange rates	(6.3)%	(6.6)%	(0.4)%	(4.8)%
Acquisitions	0.9%	6.2%	6.2%	4.0%
Disposals	(0.1)%	(1.8)%	(3.8)%	(1.7)%
Underlying sales growth	12.4%	9.1%	(0.5)%	7.8%
Price	7.1%	6.9%	2.4%	5.8%
Volume	5.0%	2.1%	(2.9)%	1.9%

Nine Months € million	Asia Africa CEE	Americas	Western Europe	Total
Turnover
2010	13,266	10,973	9,204	33,443
2011	14,199	11,384	9,320	34,903
Change	7.0%	3.7%	1.3%	4.4%
Impact of:
Exchange rates	(3.5)%	(4.1)%	0.3%	(2.7)%
Acquisitions	0.7%	2.8%	4.9%	2.5%
Disposals	0.0%	(1.3)%	(4.5)%	(1.7)%
Underlying sales growth	10.2%	6.6%	0.7%	6.5%
Price	4.9%	5.6%	1.5%	4.3%
Volume	5.0%	0.9%	(0.8)%	2.1%